KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

RECEIVED

2006 DEC -5 P 2:35

[redacted] OFFICE OF INTERNATIONAL CORPORATE FINANCE

06018961

SUPPL

Our Ref : KLK/SE

30 November 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
9 Nov 2006	Listed Companies' Crop – October 2006
13 Nov 2006	Schedule for Release of 4th Quarter Results
13 Nov 2006	Kuala Lumpur Kepong Berhad ("KLK") Variation Of Terms In Relation To The Proposed Acquisition Of A Subsidiary Company: PT Hutan Hijau Mas ("PTHHM")
22 Nov 2006	• Proposed Authority To Buy Back Its Own Shares By The Company • Proposed Shareholders' Mandate For Recurrent Related Party Transactions Of Revenue Or Trading Nature • Proposed Amendments To The Articles Of Association Of The Company (hereinafter referred to as "Proposals")
22 Nov 2006	Kuala Lumpur Kepong Berhad ("KLK" or "Company") (I) Proposed Increase In Authorised Share Capital Of KLK; And (II) Proposed Bonus Issue of 354,988,564 Ordinary Shares of RM1.00 Each In KLK ("KLK Share") To Be Credited As Fully Paid-Up On The Basis Of 1 New KLK Share For Every 2 Existing KLK Shares Held On An Entitlement Date To Be Determined Later
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
22 Nov 2006	Special Dividend
22 Nov 2006	Final Dividend
	FINANCIAL RESULTS
22 Nov 2006	4th Quarterly Report
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
6 Nov 2006	Employees Provident Fund Board
7 Nov 2006	Employees Provident Fund Board
10 Nov 2006	Employees Provident Fund Board
15 Nov 2006	Employees Provident Fund Board
22 Nov 2006	Employees Provident Fund Board
24 Nov 2006	Employees Provident Fund Board
29 Nov 2006	Employees Provident Fund Board
30 Nov 2006	Employees Provident Fund Board

PROCESSED

DEC 1 1 2006

THOMSON FINANCIAL

12/5

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2006\November 2006

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **09/11/2006 02:10:12 PM**
Reference No **KL-061109-16148**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
October 2006

* **Contents :-**

We submit below the crop figures for the month of **October 2006** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2006		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	190,148		
Crude Palm Oil (mt)	40,741		
Palm Kernel (mt)	9,226		
Rubber (kg)	1,806,546		

	2007								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									
Palm Kernel (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **13/11/2006 10:08:54 AM**
Reference No **KL-061113-B7B9B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Schedule for Release of 4th Quarter Results

* **Contents :-**

We wish to advise that the 4th Quarter Results (July to September 2006) of the KLK Group is scheduled for release on Wednesday, 22 November 2006 evening.

ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **13/11/2006 05:06:08 PM**
Reference No **KL-061113-E9E92**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK")
VARIATION OF TERMS IN RELATION TO THE PROPOSED ACQUISITION OF A SUBSIDIARY COMPANY:
PT HUTAN HIJAU MAS ("PTHHM")

* **Contents :-**

Introduction

KLK had on 22 November 2004 announced that KLK (Mauritius) International Ltd ("KLKM"), a wholly-owned subsidiary of KLK, had entered into a conditional agreement ("the S&P") to acquire from Abraham Adiasa ("the Vendor"), a 75% equity stake in PTHHM equivalent to 300 ordinary shares of Rp500,000/- each (" the Sale Shares") for a cash consideration of USD1,500,000/- ("the Purchase Consideration"). PTHHM then held a Certificate of *Izin Lokasi* for 20,000 hectares of land located in Berau, East Kalimantan, Republic of Indonesia ("the Land").

Variations to the S&P

Pursuant to paragraph 9.19(45) of the Bursa Malaysia Securities Berhad Listing Requirements, KLK wishes to announce that the parties to the S&P had on 13 November 2006 agreed to the variation of several terms in the S&P, amongst which include:

i. The number of ordinary shares to be acquired has been increased – KLKM will now acquire a 92% equity stake in PTHHM equivalent to 368 ordinary shares of Rp500,000/- each ("the Revised Sale Shares");
ii. The cash consideration for the Sale Shares shall be reduced to USD709,320/- ("the Revised Purchase Consideration");
iii. PTHHM's Certificate of *Izin Lokasi* has been renewed only in respect of a land size totalling 7,710 hectares located in Berau, East Kalimantan, Republic of Indonesia ("the Revised Land").

The variations to the S&P were necessary to reflect (i) that the PTHHM's Certificate of *Izin Lokasi* had been renewed for a reduced area instead of the original 20,000 hectares and (ii) the Vendor's offer to sell to KLKM a larger equity stake in PTHHM.

Completion of the revised S&P will take place upon the fulfillment of various conditions, including the approval of the Indonesian Investment Co-ordinating Board for the conversion of PTHHM into a foreign investment company, and the completion of a legal and financial due diligence, before 31 December 2006. Pending completion, the process and application for obtaining *Hak Guna Usaha (HGU)* for the Revised Land will continue.

The Revised Purchase Consideration will be financed from KLK's internally generated funds. A sum of USD525,000/- had been deposited with the Vendor as part payment of the Purchase Consideration. The Balance Sum amounting to USD184,320/- will be paid to the Vendor only after all the conditions precedent stated in the revised S&P have been fulfilled.

Effects of the Variations of the S&P

The variations to the S&P will not have any effect on the share capital and shareholding structure of KLK. Further, it will not have any material effect on the net assets and earnings of the KLK Group for the current financial year ending 30 September 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0
General Announcement
Submitted by KUALA LUMPUR KEPONG on 22/11/2006 05:33:54 PM
Reference No KL-061122-CB966

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
*** Proposed Authority to Buy Back its own Shares by the Company;**
*** Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature**
*** Proposed Amendments to the Articles of Association of the Company ("hereinafter referred to as "Proposals")**

* **Contents :-**

Introduction

Kuala Lumpur Kepong Berhad ("KLK") wishes to announce that it will be seeking shareholders' approvals for the following proposals at its Annual General Meeting ("AGM") to be convened on 14 February 2007:

- Proposed Authority to Buy Back its own Shares by the Company ["Proposed Authority to Buy Back Shares"]
- Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature ["Proposed Shareholders' Mandate"]
- Proposed Amendments to the Articles of Association of the Company ["Proposed Amendments of Articles"]

Proposed Authority to Buy Back Shares

The mandate granted at the last EGM of the Company held on 22 February 2006, by its shareholders to the Directors for the Company to buy back KLK's own Shares, will expire at the forthcoming AGM of KLK. The Board has proposed that a fresh mandate be sought from the shareholders for the Company to buy back its own Shares up to an amount not exceeding 10% of the Issued and Paid-up Share Capital (excluding treasury shares) of KLK, or 70.9 million KLK Shares.

Proposed Shareholders' Mandate For Recurrent Related Party Transactions

At the EGM held on 22 February 2006, the shareholders of KLK had also granted a mandate

for KLK and/or its subsidiaries to enter into recurrent related party transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations in the ordinary course of business, provided that such transactions are made at arms' length, on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company. The said mandate will also expire at the forthcoming AGM of the Company.

Pursuant to Paragraph 10.09 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements and Bursa Malaysia Practice Note No. 12/2001, the Board proposes that a fresh mandate be sought from the shareholders to allow the KLK Group to enter into recurrent related party transactions of a revenue or trading nature at the Company's forthcoming AGM.

Proposed Amendments of Articles

The Board proposes that the certain Articles in the existing KLK's Articles of Association be amended mainly to reflect the amendments made to the Bursa Malaysia Listing Requirements.

Circular to Shareholders

A Circular containing the details of the Proposals will be despatched to the shareholders of KLK in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0
General Announcement
Initiated by MB_CIMB on 22-11-2006 06:34:04 PM
Submitted by MB_CIMB on 22-11-2006 06:54:15 PM
Reference No MM-061122-66844
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*		**Main Board/ Second Board Company**
*		**New Announcement**
	Submitting Merchant Bank (if applicable)	: **CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD**
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **KUALA LUMPUR KEPONG BERHAD**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **LENA BAN**
*	Designation	: **ASSISTANT MANAGER**
*	Contact number	: **03-2084 8895**
	E-mail address	: **lena.ban@cimb.com**

* Type : **Announcement**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" OR "COMPANY")

(I) PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL OF KLK; AND

(II) PROPOSED BONUS ISSUE OF 354,988,564 ORDINARY SHARES OF RM1.00 EACH IN KLK ("KLK SHARE") TO BE CREDITED AS FULLY PAID-UP ON THE BASIS OF 1 NEW KLK SHARE FOR EVERY 2 EXISTING KLK SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED LATER

* **Contents :-**

1. INTRODUCTION

On behalf of KLK, we wish to announce that KLK is proposing the following:

(i) to increase the authorised share capital of KLK from RM1 billion to RM5 billion by the creation of an additional 4 billion KLK Shares ("Proposed IASC"); and

(ii) a bonus issue of 354,988,564 KLK Shares ("Bonus Issue Shares") to be credited as fully paid-up on the basis of 1 new KLK Share for every 2 existing KLK Shares held on an entitlement date to be determined later ("Proposed Bonus Issue");

(collectively to be referred to as the "Proposals").

2. DETAILS OF THE PROPOSED BONUS ISSUE

2.1 Number of New KLK Shares to be issued under the Proposed Bonus Issue

The number of new KLK Shares to be issued under the Proposed Bonus Issue of 354,988,564 shares was arrived at based on the number of shares in issue of KLK as at 22 November 2006 of 712,516,128 shares and after deducting 2,539,000 KLK Shares held as treasury shares.

2.2 Capitalisation of Reserves

The Proposed Bonus Issue is to be effected by way of capitalising RM354,988,564 from the Company's distributable capital reserves.

The audited distributable capital reserves of KLK as at 30 September 2005 amounts to RM1,427,948,000. Based on the quarterly results for the financial year ended 30 September 2006, the unaudited distributable capital reserves of KLK as at 30 September 2006 remains unchanged at RM1,427,948,000.

The Board of Directors of KLK confirms that the distributable capital reserves to be capitalised for the purposes of the Proposed Bonus Issue are unimpaired by losses.

2.3 Ranking of the Bonus Issue Shares

The new KLK Shares to be issued pursuant to the Proposed Bonus Issue will, upon allotment and issuance, rank equally in all respects with the then existing issued and paid-up KLK Shares, except that they will not be entitled to any dividends, rights, allotments or other distributions, where the entitlement date is prior to the date of allotment of the Bonus Issue Shares. For the avoidance of doubt, the Bonus Issue Shares will not be entitled to any dividends that may be declared for the financial year ended 30 September 2006.

3. RATIONALE FOR THE PROPOSALS

3.1 Proposed IASC

The Proposed IASC is to facilitate the Proposed Bonus Issue.

3.2 Proposed Bonus Issue

The Proposed Bonus Issue will increase KLK's share capital base to better reflect the size of the operations of KLK and its subsidiaries ("Group") and also to reward its shareholders for their support and loyalty to the Group. The Proposed Bonus Issue will also enable the shareholders of KLK to have greater participation in the equity of KLK in terms of number of shares held while maintaining their percentage of equity interest.

4. EFFECTS OF THE PROPOSALS

4.1 Proposed IASC

The Proposed IASC will not have any effect on the issued and paid-up share capital, net assets per share, earnings per share, substantial shareholders' shareholding, dividend and gearing of the Company.

4.2 Proposed Bonus Issue

4.2.1 Issued and Paid-Up Share Capital

The effects of the Proposed Bonus Issue on the issued and paid-up share capital of KLK is set out in Table 1.

4.2.2 Net Assets per Share

The proforma effects of the Proposed Bonus Issue on the consolidated net assets per KLK Share is set out in Table 2.

4.2.3 Earnings per Share

The Proposed Bonus Issue will not have any effect on the Group's earnings except that the Group's earnings per share will correspondingly be diluted as a result of the increase in the issued and paid-up share capital of KLK.

4.2.4 Substantial Shareholders' Shareholding

The Proposed Bonus Issue will not have any effect on the shareholdings of the Company's substantial shareholders except for the proportionate increase in the number of KLK Shares held.

4.2.5 Dividends

KLK had on 9 August 2006 paid an interim dividend of 10 sen per KLK Share, less income tax of 28% for the financial year ended 30 September 2006 amounting to approximately RM51.1 million. The Board of Directors of KLK recommended the payment of a final dividend of 10 sen per KLK Share, less income tax of 27% for the financial year ended 30 September 2006 totalling approximately RM51.8 million, and a special dividend of 30 sen per KLK Share, less income tax of 27% for the financial year ended 30 September 2006 amounting to approximately RM155.5 million. The decision to declare and pay dividends in the future would depend on the performance, cashflow position and financing requirements of the Group.

4.2.6 Gearing

The Proposed Bonus Issue will not have any effect on the gearing of KLK.

5. APPROVALS REQUIRED

The Proposals are subject to the following approvals being obtained:

(i) shareholders of KLK at a general meeting to be convened; and

(ii) Bursa Malaysia Securities Berhad ("Bursa Securities") for the listing of and quotation for the new KLK Shares to be issued under the Proposed Bonus Issue.

6. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

None of the Directors and/or major shareholders of KLK or any persons connected with them have any interest, direct or indirect, in the Proposals other than that derived as a shareholder of KLK.

7. STATEMENT BY THE DIRECTORS

After considering all aspects of the Proposals, the Board of Directors of KLK is of the opinion that the Proposals are in the best interest of the Company.

8. ADVISER

KLK has appointed CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) as the adviser for the Proposals.

9. APPLICATION TO BURSA SECURITIES

The application to Bursa Securities for the listing of and quotation for the new KLK Shares to be issued pursuant to the Proposed Bonus Issue is expected to be made within 2 months from the date of this announcement.

(This announcement is dated 22 November 2006)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

pr-1(tables).d

U:\CF-LEK\KLK\pr-1.doc

Table 1

	No. of KLK Shares
Issued and paid-up share capital as at 22 November 2006	709,977,128*
To be issued pursuant to the Proposed Bonus Issue	354,988,564
Enlarged issued and paid-up share capital	1,064,965,692

Note:

* *Excludes 2,539,000 treasury shares held by the Company.*

Table 2

	Audited as at 30 September 2005 RM 000	After the Proposed Bonus Issue RM 000
Share capital	712,516	1,067,505
Non-distributable reserves	202,037	202,037
Distributable capital reserves	1,150,608	795,619[1]
Other distributable reserves	2,174,753	2,174,753
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' funds	4,226,467	4,226,467
Minority interests	145,965	145,965
Consolidated Net Assets	4,372,432	4,372,432
Number of KLK Shares in issue (000)	709,977^	1,064,966^
Consolidated Net Assets per KLK Share (RM)	6.16	4.11

Notes:

^ *Excluding 2,539,000 treasury shares held by the Company.*

1 *Before taking into account the expenses to be incurred in relation to the Proposed Bonus Issue.*

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **22/11/2006 06:33:47 PM**
Reference No **KL-061122-CB967**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

---

* Entitlement date :**15/02/2007**

* Entitlement time :**04:00:00 PM**

* Entitlement subject :**Special Dividend**

* Entitlement description

A special dividend of 30 sen per share less 27% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30/09/2006**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-241 7844

Payment date :**13/03/2007**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**15/02/2007**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**13/02/2007**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.3**

Remarks

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **22/11/2006 06:33:48 PM**
Reference No **KL-061122-CB968**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

---

* Entitlement date :**15/02/2007**

* Entitlement time :**04:00:00 PM**

* Entitlement subject :**Final Dividend**

* Entitlement description

A final dividend of 10 sen per share less 27% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30/09/2006**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-241 7844

Payment date :**13/03/2007**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**15/02/2007**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**13/02/2007**

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.1**

Remarks

Form Version.2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **22/11/2006 06:33:50 PM**
Reference No **KL-061122-99454**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **30/09/2006**

*** Quarter** : ○ **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ● **4 Qtr** ○ **Other**

*** Quarterly report for the financial period ended** : **30/09/2006**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

4th qtrly rpt.pdf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2006	30/09/2005	30/09/2006	30/05/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	1,037,434	896,282	3,916,649	3,789,897
2	Profit/(loss) before tax	128,613	150,637	596,331	585,807
3	Profit/(loss) for the period	83,615	107,788	439,986	426,502

4	Profit/(loss) attributable to ordinary equity holders of the parent	82,515	105,631	436,230	421,315
5	Basic earnings/(loss) per share (sen)	11.62	14.88	61.44	59.34
6	Proposed/Declared dividend per share (sen)	40.00	34.00	50.00	40.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)		6.3300		5.9800

Remarks :

A final dividend of 10 sen per share less 27% Malaysian income tax and a special dividend of 30 sen per share less 27% Malaysian income tax have been recommended by the Directors in respect of financial year ended 30 September 2006 and subject to approval at the forthcoming Annual General Meeting.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2006	30/09/2005	30/09/2006	30/05/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	3,611	5,506	16,299	17,640
2	Gross interest expense	5,091	1,641	14,215	6,744

Remarks :

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the year ended 30 September 2006

(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2006	2005	2006	2005
	RM'000	RM'000 (Restated)	RM'000	RM'000 (Restated)
Revenue	1,037,434	896,282	3,916,649	3,789,897
Operating expenses	(913,638)	(775,497)	(3,421,665)	(3,283,724)
Other operating income	4,659	27,196	89,725	59,130
Operating profit	128,455	147,981	584,709	565,303
Finance cost	(5,091)	(1,641)	(14,215)	(6,744)
Share of results of associated companies	5,249	4,297	25,837	27,248
Profit before taxation	128,613	150,637	596,331	585,807
Tax expense	(44,998)	(42,849)	(156,345)	(159,305)
Profit after taxation	83,615	107,788	439,986	426,502
Minority interests	(1,100)	(2,157)	(3,756)	(5,187)
Net profit for the period	82,515	105,631	436,230	421,315
	Sen	Sen	Sen	Sen
Earnings per share - Basic	11.62	14.88	61.44	59.34
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 30 September 2006
(The figures have not been audited.)

	30 September 2006 RM'000	30 September 2005 RM'000 (Restated)
Property, plant and equipment	2,938,650	2,487,297
Land held for property development	194,305	194,839
Associated companies	141,341	135,803
Other investments	449,178	466,766
Deferred tax assets	7,232	8,664
Intangible assets	23,315	17,661
Goodwill on consolidation	101,061	60,369
	3,855,082	3,371,399
Current assets		
Inventories	724,734	614,152
Trade and other receivables	626,513	550,558
Property development costs	25,960	25,950
Cash and cash equivalents	460,471	644,754
	1,837,678	1,835,414
Current liabilities		
Trade and other payables	399,602	335,625
Borrowings	278,390	183,387
Finance leases	28	159
Taxation	24,730	22,810
	702,750	541,981
Net current assets	1,134,928	1,293,433
	4,990,010	4,664,832
Share capital	712,516	712,516
Reserves	3,795,820	3,548,770
	4,508,336	4,261,286
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	4,494,889	4,247,839
Minority interests	168,795	145,965
Long term and deferred liabilities		
Deferred tax liabilities	186,911	159,442
Provision for retirement benefits	40,809	41,878
Borrowings	98,578	69,648
Finance leases	28	60
	326,326	271,028
	4,990,010	4,664,832
Net assets per share (RM)	6.33	5.98
Net tangible assets per share (RM)	6.16	5.87

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the year ended 30 September 2006
(The figures have not been audited.)

	Share capital RM'000	Capital reserve RM'000	Revaluation reserve RM'000	Capital redemption reserve RM'000	Exchange fluctuation reserve RM'000	General reserve RM'000	Revenue reserve RM'000	Treasury shares RM'000	Total RM'000
At 1 October 2005 as previously stated	712,516	1,217,892	48,231	26,517	46,558	14,337	2,173,863	(13,447)	4,226,467
Effect of adopting FRS 121	-	-	-	-	102,819	-	(81,447)	-	21,372
As restated	712,516	1,217,892	48,231	26,517	149,377	14,337	2,092,416	(13,447)	4,247,839
Net (loss)/gain not recognised in the income statement	-	(437)	-	-	35,739	-	438	-	35,740
Net profit for the year	-	-	-	-	-	-	436,230	-	436,230
Dividends paid	-	-	-	-	-	-	(224,920)	-	(224,920)
Realised on disposal of land	-	-	(459)	-	-	-	459	-	-
At 30 September 2006	712,516	1,217,455	47,772	26,517	185,116	14,337	2,304,623	(13,447)	4,494,889
At 1 October 2004 as previously stated	712,516	1,195,172	49,745	14,867	96,357	14,337	1,952,115	(13,447)	4,021,662
Effect of adopting FRS 121	-	-	-	-	116,283	-	(92,108)	-	24,175
As restated	712,516	1,195,172	49,745	14,867	212,640	14,337	1,860,007	(13,447)	4,045,837
Net gain/(loss) not recognised in the income statement	-	71	-	11,650	(56,535)	-	(9,216)	-	(54,030)
Net profit for the year	-	-	-	-	-	-	421,315	-	421,315
Dividends paid	-	-	-	-	-	-	(165,283)	-	(165,283)
Transfer from revenue reserve to capital reserve	-	29,727	-	-	-	-	(29,727)	-	-
Transfer to revenue reserve on disposal of shares in an associated company	-	(7,078)	(1,514)	-	(6,728)	-	15,320	-	-
At 30 September 2005	712,516	1,217,892	48,231	26,517	149,377	14,337	2,092,416	(13,447)	4,247,839

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the year ended 30 September 2006
(The figures have not been audited.)

	12 months ended 30 September	
	2006	2005
	RM'000	RM'000 (Restated)
Cash Flows from Operating Activities		
Profit before taxation	596,331	585,807
Adjustment for non-cash flow :-		
Non-cash items	47,360	48,981
Non-operating items	(28,759)	(27,921)
Operating profit before working capital changes	614,932	606,867
Working capital changes :-		
Net change in current assets	(155,830)	(175,422)
Net change in current liabilities	32,190	2,325
Cash generated from operations	491,292	433,770
Interest paid	(14,530)	(6,683)
Tax paid	(129,163)	(142,295)
Retirement benefit paid	(3,966)	(3,677)
Net cash generated from operating activities	343,633	281,115
Cash Flows from Investing Activities		
Equity investments	(27,732)	35,115
Other investments	(350,645)	(245,939)
Net cash used in investing activities	(378,377)	(210,824)
Cash Flows from Financing Activities		
Bank borrowings	98,143	92,415
Dividends paid to shareholders of the Company	(224,920)	(165,283)
Dividends paid to minority shareholders	(6,524)	(7,681)
Issue of shares to minority shareholders	2,792	10,440
Return of capital to minority shareholders	(7,450)	-
Net cash used in financing activities	(137,959)	(70,109)
Net (decrease)/increase in cash and cash equivalents	(172,703)	182
Cash and cash equivalents at 1 October	615,439	611,261
	442,736	611,443
Foreign exchange differences on opening balances	(2,034)	3,996
Cash and cash equivalents at 30 September	440,702	615,439

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2005.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134_{2004}

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with FRS 134_{2004} *Interim Financial Reporting*.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2005 except for the early adoption of the revised FRS 121 *The Effects of Changes in Foreign Exchange Rates* whereby comparative figures have been restated to reflect the adoption of this standard.

Under the revised FRS 121, exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation, where that monetary item is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, are to be recognized in profit or loss in the consolidated financial statements. Previously, such exchange differences were taken to equity.

This change in accounting policy, applied retrospectively, has the following impact on the results as follows :-

	12 months ended 30 September	
	2006 RM'000	2005 RM'000
Net profit before change in accounting policy	438,026	410,654
Effect of adopting FRS 121	(1,796)	10,661
Net profit for the year	436,230	421,315

The following comparative figures have been restated to reflect the adoption of FRS 121 :-

	12 months ended 30 September 2005		
	As previously stated RM'000	Effect of Change in Policy RM'000	As Restated RM'000
Condensed Consolidated Income Statement			
Operating expenses	3,297,188	(13,464)	3,283,724
Tax expense	156,502	2,803	159,305
Condensed Consolidated Cash Flow Statement			
Non-cash items	62,445	(13,464)	48,981
	Sen	Sen	Sen
Earnings per share	57.84	1.50	59.34

	As at 30 September 2005		
	As previously stated	Effect of Change in Policy	As Restated
	RM'000	RM'000	RM'000
Condensed Consolidated Balance Sheet			
Reserves	3,527,398	21,372	3,548,770
Deferred tax liabilities	180,814	(21,372)	159,442
	RM	RM	RM
Net tangible assets per share	5.84	0.03	5.87

A2. Audit Report
The audit report for the financial year ended 30 September 2005 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors
The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items
There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates
There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

	12 months ended 30 September	
	2006	2005
	RM'000	RM'000
Final dividend		
2005 - 9 sen (2004 - 9 sen) per share less tax	46,007	46,007
Special dividend		
2005 - 25 sen (2004 - 15 sen) per share less tax	127,795	76,677
Interim dividend		
2006 - 10 sen per share less tax (2005 - 6 sen per share tax exempt)	51,118	42,599
	224,920	165,283

A8. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	12 months ended 30 September			
	Revenue		Profit before tax	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Plantation	1,861,708	1,704,254	458,900	417,408
Manufacturing	1,248,010	1,375,318	14,282	76,915
Retailing	768,962	736,837	(12,047)	(13,923)
Property development	63,664	44,258	23,220	10,149
Investment holding	404,590	341,416	42,974	34,665
Others	34,988	27,934	(141)	7,004
	4,381,922	4,230,017	527,188	532,218
Inter-segment elimination	(465,273)	(440,120)	-	-
	3,916,649	3,789,897	527,188	532,218
Corporate			57,521	33,085
			584,709	565,303
Finance cost			(14,215)	(6,744)
Share of results of associated companies			25,837	27,248
			596,331	585,807

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Event subsequent to Balance Sheet Date

KLK (Mauritius) International Ltd ("KLKM"), a wholly-owned subsidiary company, had on 22 November 2004 entered into a conditional agreement ("the S&P") to acquire from Abraham Adiasa, a 75% equity stake in PT Hutan Hijau Mas ("PTHHM"), equivalent to 300 ordinary shares of Rp500,000 each for a cash consideration of USD1,500,000.

PTHHM then held a Certificate of *Izin Lokasi* for 20,000 hectares of land located in Berau, East Kalimantan, Republic of Indonesia ("the land").

The parties to the S&P had on 13 November 2006 agreed to the variation of several terms in the S&P, amongst which include :-

(i) KLKM will increase its equity stake in PTHHM to 92% equivalent to 368 ordinary shares of Rp500,000 each for a cash consideration of USD709,320; and

(ii) PTHHM's Certificate of *Izin Lokasi* has been renewed only in respect of a land size totaling 7,710 hectares located in Berau, East Kalimantan, Republic of Indonesia.

The completion of the revised S&P will take place upon the fulfillment of various conditions, including the approval of the Indonesian Investment Co-ordinating Board for the conversion of PTHHM into a foreign investment company, and the completion of a legal and financial due diligence, before 31 December 2006.

A11. Changes in the Composition of the Group

(a) KL-Kepong Cocoa Products Sdn Bhd, a wholly-owned subsidiary, has incorporated a new wholly-owned subsidiary company, Selbourne Suisse Sarl ("SSS") at Canton of Zug, Switzerland. SSS is currently non-operational and its intended principal activity is brand licensing and marketing and sales of cocoa products and other cocoa related products.

(b) The acquisition of PT Mulia Agro Permai ("PT Mulia") was completed during the financial quarter ended 30 September 2006 and PT Mulia is now a 90% subsidiary of the Group.

(c) The Group completed the acquisition of F Holm Chemie Handels GmbH ("Holm Chemie") during the financial quarter ended 30 September 2006 and Holm Chemie is now a wholly-owned subsidiary of the Group.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

The Group's 4th quarter's pre-tax profit had reduced by 14.6% to RM128.6 million in comparison to the preceding year's results of the same quarter. While higher plantation profit was achieved through improved commodity prices and increased FFB yields, results of the manufacturing sector were adversely affected by competitive market conditions.

For the year ended 30 September 2006, the Group posted a profit before taxation of RM596.3 million which was 1.8% above that of last year. Although manufacturing sector registered lower earnings, the marginally higher Group profit was due to improved contributions from plantation and property sectors together with significant capital gains. The higher plantation profit was largely due to the favourable rubber selling prices and increased FFB production.

B2. Variation of Results to Preceding Quarter

The Group's current quarter's pre-tax profit dropped 13.7% to RM128.6 million as compared to the previous quarter. This quarter's profit was brought down by the poor performance of manufacturing sector and the increased loss from retailing sector notwithstanding the improved plantation profit.

B3. Current Year's Prospects

For the current financial year ending 30 September 2007, plantation profit is expected to improve further based on prevailing palm product prices. This together with better performance from the manufacturing sector, the Directors are of the opinion that the profit for the current financial year ending 30 September 2007 of the Group would be higher than that of the previous year.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 30 September		Cumulative Quarter 12 months ended 30 September	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Current tax expense				
Malaysian taxation	22,695	26,471	99,385	98,540
Overseas taxation	11,272	9,492	30,166	28,753
	33,967	35,963	129,551	127,293
Deferred tax relating to origination of temporary differences	4,949	7,259	15,485	23,747
	38,916	43,222	145,036	151,040
Under/(Over) provision in respect of previous years				
Malaysian taxation	4,460	(1,059)	4,174	(1,263)
Overseas taxation	(756)	(385)	(642)	(207)
	3,704	(1,444)	3,532	(1,470)
	42,620	41,778	148,568	149,570
Share of associated companies' taxation	2,378	1,071	7,777	9,735
	44,998	42,849	156,345	159,305

The effective tax rate for the current quarter is higher than the statutory tax rate largely due to the non-recognition of deferred tax assets of certain subsidiary companies.

The effective tax rate for the year to-date is lower than the statutory tax rate due principally to non-taxable income received.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 30 September 2006 (30 September 2005 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 30 September		Cumulative Quarter 12 months ended 30 September	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisitions of land	-	-	50,652	1,631
Surplus on sale of property	22	3,993	2,029	3,993

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 30 September		12 months ended 30 September	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	4,792	2,376	13,194	72,272
Sales proceeds of quoted securities	7,004	9,007	50,154	90,742
Surplus on sales of quoted securities	5,114	3,646	23,905	24,103

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 September 2006	30 September 2005
	RM'000	RM'000
At cost		
Associated companies	39,725	40,366
Other investments	448,443	461,855
	488,168	502,221
At carrying value less allowance		
Associated companies	14,243	13,748
Other investments	448,443	461,855
	462,686	475,603
At market value		
Associated companies	6,837	7,794
Other investments	561,867	647,904
	568,704	655,698

B8. Status of Corporate Proposals

On 22 November 2006, the Company is proposing the following :-

(i) to increase its authorised share capital from RM1.0 billion to RM5.0 billion by the creation of an additional 4.0 billion shares of RM1.00 each; and

(ii) a bonus issue of 354,988,564 shares to be credited as fully paid-up on the basis of 1 new share for every existing 2 shares held on an entitlement date to be determined later.

The details of the abovementioned proposals will be announced to the Bursa Malaysia Securities Berhad in a separate announcement on the same date.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	30 September 2006		30 September 2005	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	4,228	GBP612	3,398	GBP512
	970	CAD293	1,551	CAD482
	4,735	HKD10,000	2,432	HKD5,000
	6,072	Rmb13,000	-	
	16,005		7,381	
- Unsecured	85,098	USD23,059	67,243	USD17,835
	56,235	GBP8,141	54,089	GBP8,141
	3,689	HKD7,788	5,679	HKD11,700
	5,236	AUD1,900	5,299	AUD1,850
	38,069	Rmb81,500	4,666	Rmb10,000
	188,327		136,976	
	204,332		144,357	
(ii) Bank Overdraft				
- Secured	1,430	HKD3,020	1,643	HKD3,382
	2,348	CAD709	6,821	CAD2,120
	3,778		8,464	
- Unsecured	10,383	USD2,815	9,541	USD2,532
	2,592	GBP375	10,509	GBP1,582
	3,016	HKD6,370	801	HKD1,649
	15,991		20,851	
	19,769		29,315	
(iii) Short Term Borrowing				
- Unsecured	16,609	USD4,500	-	
	37,680		9,715	
	54,289		9,715	
Total repayable within 12 months	278,390		183,387	

	30 September 2006 RM'000	30 September 2006 Amount in Foreign Currency '000	30 September 2005 RM'000	30 September 2005 Amount in Foreign Currency '000
(b) Repayable after 12 months :-				
Term Loans				
- Secured	3,730	GBP540	6,989	GBP1,052
	-		943	CAD293
	3,730		7,932	
- Unsecured	94,848	USD25,675	61,716	USD16,345
Total repayable after 12 months	98,578		69,648	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 15 November 2006 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount Million	Equivalent Amount RM million	Mature within One Year RM million	Mature in the Second Year RM million
(a) Sale contracts	GBP	10.0	69.3	69.3	-
	AUD	2.0	5.5	5.5	-
	NZD	3.6	8.3	8.3	-
	EURO	5.9	26.8	26.8	-
	USD	124.4	453.0	453.0	-
(b) Purchase contracts	GBP	4.2	28.7	28.7	-
	USD	7.6	27.9	21.7	6.2

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

(a) *KL High Court Suit No. D4-22-1805-2004 ("the 1st Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") and AmBank Berhad (collectively, "the Defendants")*

The High Court on 3 April 2006 ruled in favour of the Defendants. Inter alia, the ruling lifted the injunction which restrained AHSB from completing the acquisition of 35 million LPF shares and from making a mandatory general offer for the remaining LPF shares not already owned by AHSB ("the MGO").

However, GGSB successfully appealed to the Court of Appeal against the decision of the High Court. The Court of Appeal gave GGSB up to 30 June 2006 to redeem the LPF shares by payment of RM99.5million to AmBank. The Defendants have filed an application for leave to appeal to the Federal Court against the Court of Appeal's decision. No date has yet been fixed for this leave application.

Meanwhile, GGSB failed to redeem the AmBank loan by 30 June 2006 and its GGSB's application to obtain an extension of time to redeem the AmBank loan was also dismissed by the Federal Court. As such, AmBank took the relevant steps to sell the 35 million LPF shares to AHSB on 20 July 2006. Pursuant to the said sale, the Company and AHSB served a notice of MGO on LPF. However, GGSB managed to obtain another ex-parte interim injunction on 24 July 2006 from the High Court (KL High Court Suit No. D2-22-1033-2006) ("GGSB's 2nd Suit") (see section B11.(b) below) to restrain the sale and the MGO.

(b) *KL High Court Suit No. D2-22-1033-2006, ("GGSB's 2nd Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB"), AmBank Berhad and AmSec Nominees Sdn. Bhd. (collectively, "the Defendants")*

The Company and AHSB have applied to set aside the ex-parte injunction and to strike out GGSB's 2nd Suit, and the applications are fixed for hearing on 24 November 2006.

(c) *KL High Court Suit No. D5-22-554-2006 ("the Taipan Suit"),)Taipan Heritage Sdn. Bhd., Value Heights Sdn. Bhd.,Leader Heights Sdn. Bhd.,Full Appraisal Sdn. Bhd., and Yewlit Corporation Sdn. Bhd ("the Plaintiffs) vs. AmBank, KLK, AHSB, GGSB and LPF("the Defendants")*

The Plaintiffs have filed a suit claiming to be shareholders of LPF and are seeking various reliefs. No hearing date has been fixed for the Taipan Suit.

B12. Dividends

(a) (i) A final and special ordinary dividends have been recommended;

(ii) The amount per share :
Final Dividend : 10 sen per share less 27% Malaysian income tax
Special Dividend : 30 sen per share less 27% Malaysian income tax

(iii) The previous corresponding period :-
Final Dividend : 9 sen per share less 28% Malaysian income tax
Special Dividend : 25 sen per share less 28% Malaysian income tax

(iv) The date payable : 13 March 2007 to shareholders registered on the Company's Register as at 15 February 2007;

(v) A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 February 2007 in respect of shares which are exempted from mandatory deposit;
(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 February 2007 in respect of transfers; and
(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(b) The total dividends for the current financial year are 10 sen per share less 28% Malaysian income tax and 40 sen per share less 27% Malaysian income tax (2005 : 6 sen per share tax exempt and 34 sen per share less 28% Malaysian income tax).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 30 September		12 months ended 30 September	
		2006	2005 (Restated)	2006	2005 (Restated)
(a)	Net profit for the period (RM'000)	82,515	105,631	436,230	421,315
(b)	Weighted average number of shares	709,977,128	709,977,128	709,977,128	709,977,128
(c)	Earnings per share (sen)	11.62	14.88	61.44	59.34

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

22 November 2006

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/11/2006 11:44:48 AM**
Reference No **KL-061106-4435A**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder
* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/09/2006**	* **150,000**	
Disposed	**14/09/2006**	**100,000**	
Disposed	**26/10/2006**	**220,000**	

* Circumstances by reason of which change has occurred : **Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **51,653,000**
Direct (%) : **7.28**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **51,653,000**
* Date of notice : **31/10/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **07/11/2006 03:30:51 PM**
Reference No **KL-061107-8FCF3**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **01/11/2006**	* **150,000**	
Disposed	**02/11/2006**	**50,000**	

* Circumstances by reason of which change has occurred : **Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **51,453,000**
Direct (%) : **7.25**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **51,453,000**

* Date of notice : **02/11/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **10/11/2006 03:51:48 PM**
Reference No **KL-061110-AE384**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **03/11/2006**	* **200,000**	
Disposed	**03/11/2006**	**75,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**51,178,000**
Direct (%)	:	**7.21**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**51,178,000**
* Date of notice	:	**06/11/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15/11/2006 01:40:47 PM
Reference No KL-061115-ED4BC

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **09/11/2006**	* **200,000**	
Disposed	**09/11/2006**	**570,000**	
Disposed	**09/11/2006**	**100,000**	
Disposed	**10/11/2006**	**50,000**	

* Circumstances by reason of which change has occurred : **Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **50,123,000**
Direct (%) : **7.06**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **50,123,000**

* Date of notice : **10/11/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 22/11/2006 01:29:14 PM
Reference No KL-061122-DDDAC

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

RECEIVED
2006 DEC -5 P 2:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **16/11/2006**	* **410,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **50,533,000**
Direct (%) : **7.12**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **50,533,000**

* Date of notice : **16/11/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **24/11/2006 02:13:05 PM**
Reference No **KL-061124-1D9B9**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **20/11/2006**	* **183,000**	
Disposed	**20/11/2006**	**10,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares managed by Portfolio Manager and Sale of shares managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **50,706,000**
Direct (%) : **7.14**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **50,706,000**
* Date of notice : **20/11/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **29/11/2006 02:38:35 PM**
Reference No **KL-061129-E3650**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **22/11/2006**	* **218,700**	
Disposed	**22/11/2006**	**100,000**	

* Circumstances by reason of which change has occurred : **Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **50,387,300**
Direct (%) : **7.1**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **50,387,300**

* Date of notice : **22/11/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **30/11/2006 03:58:49 PM**
Reference No **KL-061130-B7AB9**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder
* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **23/11/2006**	* **38,300**	
Disposed	**23/11/2006**	**140,000**	
Acquired	**23/11/2006**	**150,000**	
Acquired	**23/11/2006**	**155,300**	
Acquired	**24/11/2006**	**248,400**	
Acquired	**24/11/2006**	**23,400**	
Acquired	**24/11/2006**	**184,700**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **50,970,800**
Direct (%) : **7.18**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **50,970,800**
* Date of notice : **24/11/2006**